                    SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.






                                FORM U-6B-2






                        CERTIFICATE OF NOTIFICATION




               Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility
Holding Company Act of 1935.






               Certificate is filed by AEP Resources Engineering & Services Company (prior to 3/7/97 known as AEP Energy Services, Inc.), AEP Energy Services, Inc. (prior to 3/7/97 known as AEP Energy Solutions, Inc.), AEP Resources, Inc. and AEP Resources International, LTD.






               This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of
Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.
1.   Type of security or securities.

          Unsecured short-term bank loans.

2.   Issue, renewal or guaranty.

          Issuance and renewals.

3.   Principal amount of each security.

          See Exhibit 1.

4.   Rate of interest per annum of each security:

          See Exhibit 1.

5.   Date of issue, renewal or guaranty of each security.

          See Exhibit 1.

6.   If renewal of security, give date of original issue.

          See Exhibit 1.

7.   Date of maturity of each security.

          See Exhibit 1.

8. Name of persons to whom each security was issued, renewed or guaranteed.

          AEP Energy Services, Inc. (prior to 3/7/97 known as AEP
          Energy Solutions, Inc.)
                    Huntington National Bank
                    First Union Bank of North Carolina
          AEP Resources, Inc.
                    First Union Bank of North Carolina
                    Key Bank (formerly known as Society National
                          Bank, Cleveland)
                    Huntington National Bank
                    Societe Generale

9.   Collateral given with each security.

          None.

10.  Consideration received for each security.

          See Exhibit 1.

11.  Application of proceeds of each security.

          The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

          (a)  the provisions contained in the first sentence of
               Section 6(b).

          (b)  the provisions contained in the fourth sentence of
               Section 6(b).

          (c) the provisions contained in any rule of the Commission other than Rule U-48. X

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

          Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

          Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

          Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

                         AEP RESOURCES ENGINEERING & SERVICES
                              COMPANY (formerly known as AEP
                              Energy Services, Inc.)
                         AEP ENERGY SERVICES, INC. (formerly
                              known as AEP Energy Solutions, Inc.)
                         AEP RESOURCES, INC.
                         AEP RESOURCES INTERNATIONAL, LDT.



                                   /s/ A. A. Pena
                                 A. A. Pena, Treasurer

Dated:  July 22, 1996
H:\FINANCE\AEPES\97FN0006.NRG

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                       CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        1
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                     AEP ENERGY SERVICES, INC.
                                                      QUARTER ENDED 06/30/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             04/16/97     04/29/97       13      5.8092          4,375,000.00             9,177.73         4,384,177.73
                    04/29/97     05/21/97       22      5.8492          4,425,000.00            15,817.21         4,440,817.21
                    05/05/97     05/21/97       16      5.9000            200,000.00               524.44           200,524.44
                    05/21/97     07/03/97       43      5.8892          5,450,000.00            38,337.06         5,488,337.06
                    06/26/97     07/03/97        7      6.0209            600,000.00               702.44           600,702.44
                    06/30/97     07/03/97        3      6.4000            250,000.00               133.33           250,133.33
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL      15,300,000.00            64,692.21        15,364,692.21
                                                                    ----------------     ----------------     ----------------
                                  AEP ENERGY SERVICES, INC. TOTAL      15,300,000.00            64,692.21        15,364,692.21
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   17.33
     WEIGHTED AVERAGE RATE    5.8684

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                       CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        2
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                        AEP RESOURCES, INC.
                                                      QUARTER ENDED 06/30/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             04/04/97     04/10/97        6      5.7400          5,700,000.00             5,453.00         5,705,453.00
                    04/10/97     04/16/97        6      5.7700         17,575,000.00            16,901.29        17,591,901.29
                    04/10/97     04/16/97        6      5.7000          5,000,000.00             4,750.00         5,004,750.00
                    04/14/97     04/30/97       16      5.7792          5,900,000.00            15,154.35         5,915,154.35
                    04/16/97     04/24/97        8      5.8000         10,000,000.00            12,888.89        10,012,888.89
                    04/16/97     04/24/97        8      5.8000         12,575,000.00            16,207.78        12,591,207.78
                    04/24/97     04/29/97        5      5.7000         10,000,000.00             7,916.67        10,007,916.67
                    04/24/97     04/29/97        5      5.6500         12,600,000.00             9,887.50        12,609,887.50
                    04/25/97     05/21/97       26      5.7700            675,000.00             2,812.88           677,812.88
                    04/28/97     05/29/97       31      5.8300          2,625,000.00            13,178.23         2,638,178.23
                    04/29/97     05/08/97        9      5.7700         22,600,000.00            32,600.50        22,632,600.50
                    04/30/97     05/21/97       21      5.8492          6,000,000.00            20,472.20         6,020,472.20
                    05/01/97     05/06/97        5      5.7700            300,000.00               240.42           300,240.42
                    05/06/97     05/21/97       15      5.8300          2,300,000.00             5,587.08         2,305,587.08
                    05/08/97     05/14/97        6      5.7700         22,600,000.00            21,733.67        22,621,733.67
                    05/14/97     05/29/97       15      5.7700         15,900,000.00            38,226.25        15,938,226.25
                    05/14/97     05/29/97       15      5.8600         10,000,000.00            24,416.67        10,024,416.67
                    05/21/97     07/02/97       42      5.8300          9,025,000.00            61,385.04         9,086,385.04
                    05/23/97     07/02/97       40      5.9500            800,000.00             5,288.89           805,288.89
                    05/29/97     07/21/97       53      5.9000         18,900,000.00           164,167.50        19,064,167.50
/TABLE

1CMGR4760                                    AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                                       CASH MANAGEMENT SYSTEM
                                                                                                                PAGE:        3
                                                  QUARTERLY SHORT TERM DEBT REPORT
                                                        AEP RESOURCES, INC.
                                                      QUARTER ENDED 06/30/97
     SHORT TERM      ISSUE       MATURITY              INTEREST         PRINCIPAL
     DEBT TYPE        DATE         DATE       DAYS      RATE %          BORROWED             INTEREST          MATURITY VALUE
     ----------     --------     --------     ----     --------     ----------------     ----------------     ----------------
     BL             05/29/97     07/21/97       53      5.9400         10,000,000.00            87,450.00        10,087,450.00
                    06/05/97     07/02/97       27      5.8300            600,000.00             2,623.50           602,623.50
                    06/09/97     07/02/97       23      5.8300            600,000.00             2,234.83           602,234.83
                    06/11/97     07/02/97       21      5.8300          1,100,000.00             3,740.92         1,103,740.92
                    06/12/97     07/02/97       20      5.8300            200,000.00               647.78           200,647.78
                    06/16/97     07/02/97       16      5.7700          2,500,000.00             6,411.11         2,506,411.11
                    06/30/97     07/03/97        3      6.2700            200,000.00               104.50           200,104.50
                                                                    ----------------     ----------------     ----------------
                                                         BL TOTAL     206,275,000.00           582,481.45       206,857,481.45
                                                                    ----------------     ----------------     ----------------
                                        AEP RESOURCES, INC. TOTAL     206,275,000.00           582,481.45       206,857,481.45
                                                                    ================     ================     ================
    AVERAGE NUMBER OF DAYS   18.56
     WEIGHTED AVERAGE RATE    5.7931